October 10, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Tabatha Akins

RE:	Genaera Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 000-19651

Ladies and Gentlemen:

On behalf of Genaera Corporation (the “Company”), we acknowledge receipt of the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 28, 2007 from Mr. Jim B. Rosenberg to Ms. Leanne M. Kelly. The Company is currently working with us and its other outside advisors to prepare a response letter to the comments raised by the Staff and the Company will submit that response letter via EDGAR on or prior to October 19, 2007.

If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510, or the undersigned at 215.994.2562. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Derick S. Kauffman
Derick S. Kauffman

cc:	Leanne M. Kelly
James A. Lebovitz, Esq.